May 4, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      GPU International, Inc.
                  SEC File No. 70-8369
                  --------------------


We ask for you to withdraw the 35-Cert (Rule 24) which was filed on April 28, 1998. This file was filed by Edgar under the incorrect document name (70-8369).





                                         By:  /s/ T. G. Howson
                                              ----------------------------
                                                  T. G. Howson
                                                  Vice President and Treasurer